UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File No. 001-41010

MAINZ BIOMED N.V.

(Translation of registrant’s name into English)

Robert Koch Strasse 50
55129 Mainz
Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒     Form 40-F ☐

Other Events

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release dated March 13, 2025 entitled “Mainz Biomed and Liquid Biosciences Make Groundbreaking Discovery of mRNA Biomarkers for Blood Based Detection of Pancreatic Cancer”.

The information contained in this Report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 (File No. 333-269091).

Exhibit No.	Exhibit
99.1	Mainz Biomed and Liquid Biosciences Make Groundbreaking Discovery of mRNA Biomarkers for Blood Based Detection of Pancreatic Cancer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 13, 2025	By:	/s/ William J. Caragol
William J. Caragol
Chief Financial Officer

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